January 15, 1998

CEL-SCI Corporation
66 Canal Center Plaza
Suite 510
Alexandria, Virginia  223l4

Gentlemen:

This letter will constitute an opinion upon the legality of the sale by certain Selling Shareholders of CEL-SCI Corporation, a Colorado corporation ("the Company"), of up to 5,254,000 shares of Common Stock, all as referred to in the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the Company is authorized to issue the shares of stock mentioned above and such shares, when issued, will represent fully paid and non-assessable shares of the Company's Common Stock.

Very truly yours,
HART & TRINEN
William T. Hart